Via Facsimile and U.S. Mail
Mail Stop 6010

October 25, 2006

Mr. Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08 Bermuda

Re: Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 2, 2006
File No. 001-32141

Dear Mr. Mills,

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief